Acquiring control of T. Rowe Price Institutional Emerging Markets Bond Fund

As of December 31, 2007, DBTCO (“Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Institutional Emerging Markets Bond Fund (“Fund”). As of June 30, 2008, Shareholder owned 910,678.408 shares of the Fund, which represented 41.56% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund.

Ceasing control of T. Rowe Price Institutional Emerging Markets Bond Fund

As of December 31, 2007, FIIOC as Agent FBO EMBARQ RSP Plan 93234 (“Shareholder”) owned 1,293,364.043 shares of the T. Rowe Price Institutional Emerging Markets Bond Fund (“Fund”), which represented 45.05% of the outstanding shares of the Fund. As of June 30, 2008, Shareholder owned less than 25% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to have ceased to be a controlling person of the Fund.